Exhibit 99.1

Date: 10/11/2009	510 Burrard St, 3rd Floor Vancouver BC, V6C 3B9 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: Arris Resources Inc –Amendment 3

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type : Record Date for Notice of Meeting : Record Date for Voting (if applicable) : Meeting Date : Meeting Location (if available) :	Special Meeting 06/11/2009 (amended) 06/11/2009 (amended) 08/12/2009 1250 W Hastings Street Vancouver, BC

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	04270G208	CA04270G2080

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for Arris Resources Inc